Filed by Conoco Inc.
                                  Pursuant to Rule 425 under the
                                  Securities Act of 1933

                                  Subject Company: Conoco Inc.
                                  Commission File No.: 001-14521

                                  Subject Company: Phillips Petroleum Company
                                  Commission File No. 001-00720


Set for below is the text of a joint press release issued by Conoco Inc. and Phillips Petroleum Company on November 18, 2001.


[CONOCO LOGO]                                                  [PHILLIPS LOGO]

NEWS RELEASE

                 CONOCO AND PHILLIPS AGREE TO MERGER OF EQUALS

      $35 BILLION STRATEGIC COMBINATION CREATES THIRD-LARGEST INTEGRATED
                              U.S. ENERGY COMPANY

                   ARCHIE W. DUNHAM TO SERVE AS CHAIRMAN AND
           JAMES J. MULVA TO SERVE AS PRESIDENT AND CHIEF EXECUTIVE
                          OFFICER OF CONOCOPHILLIPS


Houston, Texas and Bartlesville, Oklahoma (Nov. 18, 2001) - Conoco Inc. (NYSE:COC) and Phillips Petroleum Company (NYSE:P) today announced that their boards of directors have unanimously approved a merger of equals, and that the companies have signed a definitive merger agreement. The new company, which will be named ConocoPhillips, will be a strong competitor with enhanced returns and accelerated growth opportunities from an excellent financial and operational position.

ConocoPhillips will be the third-largest integrated U.S. energy company based on market capitalization and oil and gas reserves and production. Worldwide, it will be the sixth-largest energy company based on hydrocarbon reserves and the fifth-largest global refiner.

As a premier global major, ConocoPhillips will have the size, portfolio of high-quality assets, and the capabilities and financial strength to generate enhanced value for its shareholders. Specifically, ConocoPhillips will have:

     o    substantial growth opportunities;

     o    world-class technology, workforce and operational practices;

     o    significant opportunity to enhance its exploration portfolio;

     o    diversified earnings and cash flow;

     o a strong balance sheet, with an expected debt-to-capitalization ratio of approximately 35 percent;

     o    improved capital efficiency; and

     o    an efficient cost structure.

Under the terms of the agreement, Phillips shareholders will receive one share of new ConocoPhillips common stock for each share of Phillips they own and Conoco shareholders will receive 0.4677 shares of new ConocoPhillips common stock for each share of Conoco they own. Based on the closing market prices for the shares of both companies on Friday, Nov. 16, 2001, and their debt levels as of Sept. 30, 2001, the new company would have an enterprise value of $53.5 billion ($34.9 billion of equity; $18.6 billion of debt and preferred securities). At inception, Phillips shareholders will own about 56.6 percent and Conoco shareholders will own about 43.4 percent of the new company. The transaction is structured to be tax-free to the shareholders of each company.

                                   - more -

The transaction is expected to be accretive to earnings and cash flow per share of each company after achieving anticipated annual cost savings of approximately $750 million. The companies expect to achieve the annual rate of synergies within the first year after closing.

Upon completion of the merger, Archie W. Dunham, Conoco chairman and chief executive officer, will serve as chairman of ConocoPhillips and will delay his scheduled retirement to 2004. James J. Mulva, Phillips chairman and chief executive officer, will be president and chief executive officer of the combined company, and also become chairman upon Mr. Dunham's retirement. The ConocoPhillips board of directors will consist of 16 directors, eight designated by each of the two companies, including Mr. Dunham and Mr. Mulva. ConocoPhillips will be headquartered in Houston, with a significant and continuing presence in Bartlesville and Oklahoma.

Mr. Dunham of Conoco said, "This merger of equals represents an excellent strategic fit for both Conoco and Phillips. It will position ConocoPhillips as a stronger U.S.-based, global energy producer by significantly enhancing its capability and growth prospects on five continents in both current and prospective ventures, while generating major synergies. It will create significant long-term value for the shareholders of both companies, partly through cost savings, but also because of a significantly larger portfolio of global assets, skills and opportunities. With a very strong balance sheet, more capital for upstream investment, and greater operational efficiency downstream, ConocoPhillips will be a tough new competitor to the larger global majors."

Mr. Mulva of Phillips said, "This merger ensures that the United States will be home to a third major international petroleum company. For Conoco and Phillips, joining forces is the ideal way to be competitive in the reshaped energy industry. ConocoPhillips will move forward to deliver on our legacy growth projects, develop new opportunities in existing and emerging business lines, and enhance returns in our downstream business with our companies' leading technologies. With our greater financial strength and flexibility, we will be able to fund these capital programs while also reducing our debt-to-capitalization ratio, repurchasing shares and providing a competitive dividend. Just as important, our compatible cultures, similar values and determined focus will facilitate a smooth integration and enable ConocoPhillips to get off to a fast and successful start."

Mr. Mulva added, "I want to emphasize that, reflecting our companies' deep roots in Oklahoma, ConocoPhillips will continue to have a significant operational presence here. ConocoPhillips intends to continue the philanthropic and community commitments of Conoco and Phillips. In addition, ConocoPhillips will initiate technology or other partnership commitments with the University of Oklahoma and Oklahoma State University."

                                   - more -

SUPERIOR GROWTH AND STRONG CORE CAPABILITIES

In the upstream segment, ConocoPhillips' global scale and presence will allow for increased efficiency in core areas and delivery of legacy growth projects. The combined company will have pro forma year 2000 hydrocarbon reserves of 8.7 billion barrels of oil equivalent (BOE) and daily production of 1.7 million BOE, based on the companies' estimates for 2001 year-end production. ConocoPhillips will have numerous legacy asset positions, including those in Alaska, Canada, the Lower 48, the North Sea, Venezuela, China, the Timor Sea, Indonesia, Vietnam, the Middle East, Russia and the Caspian area.

In the refining and marketing segment, ConocoPhillips will operate or have equity interests in 19 refineries in the United States, the U.K., Ireland, Germany, the Czech Republic and Malaysia, with a refining capacity of 2.6 million barrels a day. It will also have a strong marketing presence in the United States.

In addition, ConocoPhillips will continue Phillips' equity participation in the natural gas gathering and processing joint venture, Duke Energy Field Service, and in the chemicals and plastics joint venture, Chevron Phillips Chemicals.

SUBSTANTIAL RETURN ENHANCEMENTS AND VALUE CREATION

The companies expect the combined enterprise to achieve annual cost savings of at least $750 million within the first full year after closing. These savings will result from more efficient exploration, production and downstream activities, and the elimination of duplicate corporate and administrative positions, programs and operating offices. A transition team led by Philip L. Frederickson, Conoco's Senior Vice President Corporate Strategy and Business Development, and John E. Lowe, Phillips' Senior Vice President, Corporate Strategy and Development, will begin work immediately to ensure integration occurs quickly and smoothly.

It is anticipated that upon closing of the transaction, the ConocoPhillips board of directors will adopt a competitive dividend policy. Currently, Conoco pays an annual dividend of $0.76 per share and Phillips pays an annual dividend of $1.44 per share.

The merger is conditioned upon, among other things, the approvals of the shareholders of each company and customary regulatory approvals. The transaction is expected to be completed in the second half of 2002.

Morgan Stanley, Credit Suisse First Boston and Salomon Smith Barney acted as financial advisors and Cravath, Swaine & Moore acted as legal counsel to Conoco. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Merrill Lynch & Co. acted as financial advisors and Wachtell, Lipton, Rosen & Katz acted as legal counsel to Phillips.

                                   - more -

Conoco Inc. is an integrated, international energy company with operations in more than 40 countries. Headquartered in Houston, Texas, the company had 20,000 employees and $27.7 billion in assets at Sept. 30, 2001.

Phillips Petroleum Company is an integrated petroleum company with interests around the world. Headquartered in Bartlesville, Oklahoma, the company had 38,500 employees and $35.4 billion of assets at Sept. 30, 2001.

ADDITIONAL INFORMATION

In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco and Phillips with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco or Phillips by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com, or by calling Phillips at 918-661-3700, and through Phillips' web site at www.phillips66.com.

Conoco, Phillips and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Phillips' stockholders in connection with the proposed Conoco/Phillips merger is set forth in Phillips' proxy statement for its 2001 annual meeting, dated March 29, 2001 and filed with the SEC on March 29, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

                                   - more -

In any forward-looking statement in which Conoco or Phillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco and Phillips are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

NOTE TO NEWS MEDIA: Today's news release, along with other information about Conoco and Phillips, is available on the Internet at www.conoco.com and www.phillips66.com. Conoco and Phillips will host a media teleconference today at 4:00 p.m. EST. To participate, please call (888) 790-3408 and ask to be connected to the Conoco/Phillips teleconference. For those outside the U.S., please call (712) 271-3401. Because of the expected number of callers, please dial in at least 15 minutes before the conference is to begin.

NOTE TO FINANCIAL ANALYSTS: There will be a meeting for financial analysts tomorrow, Monday, November 19, 2001 at 9:30 a.m. EST. An audiocast of the financial analyst meeting as well as the speakers' slide presentation will be available on the Internet at www.conoco.com and www.phillips66.com. Microsoft Media Player is required to access the audiocast and can be downloaded from www.microsoft.com.

An audio replay of the meeting will be available beginning at 2:00 p.m. EST on November 19, 2001 until 10:00 p.m. EST on December 3, 2001. The replay can be accessed by telephone at (888) 433-2203 in the U.S. or at (402) 998-1306 internationally. The access code is 4548032. The meeting replay will also archived on www.conoco.com and www.phillips66.com for the same time period.

                                     # # #

Contacts:
For Conoco                                           For Phillips
Investors:                                           Investors:
Tom Henkel                                           Clayton Reasor
(281) 293-3232                                       (212) 207-1996

Media:                                               Media:
Caroline Churchill                                   Kristi DesJarlais
(281) 293-4290                                       (918) 661-6117

------------------------------------------------------------------------------

Set forth below is the text of an e-mail communication to employees of Conoco Inc. delivered on November 18, 2001:


Subject Line: Conoco and Phillips Agree to Merger of Equals

To:   Conoco Employees and Contractors Worldwide

From: Archie Dunham

This afternoon I have some exciting news to share with you! Just minutes ago, we announced that Conoco and Phillips Petroleum Company will merge, forming a new and even stronger company named ConocoPhillips. The new company will have an enterprise value of $53.5 billion.

More details about the merger are provided in the news release below. But, specifically, the merger will:

     o Create the third-largest integrated U.S. energy company based on market capitalization and oil and natural gas reserves and production.

     o Increase daily oil and natural gas production to 1.7 million barrels of oil equivalent (BOE), and expand our combined reserves to 8.7 billion BOE, making ConocoPhillips the sixth-largest energy company globally in terms of reserves.

     o Position ConocoPhillips as the fifth-largest global refiner, with a refining capacity of 2.6 million barrels per day; and significantly strengthen our marketing operations.

     o Significantly expand our presence in North America, Northwestern Europe, Northern South America and Asia Pacific, and provide future growth opportunities in the Middle East, the Caspian Sea, West Africa and Russia.

The new company will be headquartered at Conoco's current location in Houston. I will delay my normal retirement to 2004 and serve as Chairman of ConocoPhillips. Jim Mulva, Phillips' current Chairman and CEO, will be President and CEO of the combined company, and will also become Chairman when I retire.

Under the terms of the agreement, Conoco shareholders will receive 0.4677 shares of new ConocoPhillips common stock for each share of Conoco stock they own, and Phillips shareholders will receive one share of ConocoPhillips common stock for each share of Phillips stock they own.

The boards of both companies have unanimously approved the merger and the companies have signed a definitive merger agreement. The merger is expected to be completed in the second half of 2002, following the approval of both companies' shareholders and customary regulatory approvals. A Transition Team -- led by Phil Frederickson, Conoco's Senior Vice President for Corporate Strategy and Business Development, and John Lowe, Phillips' Senior Vice President for Corporate Strategy and Development -- will begin work immediately to ensure the two companies are integrated quickly and smoothly when the merger is completed.

For those of you who are not familiar with Phillips, I'd like to tell you a bit about their history and current operations. Like Conoco, Phillips' roots are strong. Both companies were founded in the early days of the oil industry -- Conoco in 1875 and Phillips in 1917. From these early beginnings, both companies have grown and prospered, becoming leaders in the global energy industry. Today, Phillips is a major international energy company that explores for and produces crude oil, natural gas and natural gas liquids worldwide. It recently completed one of the largest transactions in its history with the purchase of Arco Alaska, which made Phillips the largest oil and natural gas producer in Alaska. In downstream, Phillips is a major U.S. refiner and marketer, having significantly expanded its U.S. presence with the recent acquisition of Tosco Corporation. Phillips also is involved in natural gas gathering and processing; and it produces and distributes chemicals and plastics worldwide.

By joining forces, we are combining two impressive energy portfolios. The merger will strengthen operations in our core areas; ensure future growth; and achieve expected annual cost savings of approximately $750 million (U.S.) through more efficient exploration, production and downstream activities, and the elimination of duplicate corporate and administrative positions, programs and operating offices.

Unfortunately, there will be work force reductions, but we anticipate accomplishing as much of this as possible through redeployment, attrition and reduced hiring. In fact, as a much larger, more diverse company, ConocoPhillips will be able to provide even greater career opportunities long term for employees around the world.

This announcement represents a major achievement for both companies, and I know many of you will have questions. I have tried to address some of those questions in a video message that is posted on the Pathfinder Intranet site, which can be accessed by clicking this link: http://pathfinder.conoco.net/. A Q&A also is posted on Pathfinder, and we'll continue to communicate regularly in the days ahead.

Although this is a time of change for Conoco, it's also a time of great opportunity. As Conoco and Phillips join together, we will pursue a bright new future built on a foundation of unwavering values. Over the years I have come to know many Phillips employees, and along with the similarities in our histories and operations, we also share common values. Like Conoco, Phillips is committed to safety, environmental responsibility, maintaining the highest ethical standards and valuing all people. I'm confident that when our two extraordinary work forces are joined, we will accomplish far more together than either of us could have accomplished alone.

In the history of Conoco and Phillips, November 18, 2001 -- like May 11, 1998, when we announced the IPO -- will be a day to remember - a day when we accelerated our journey of growth. I hope you share my excitement about the potential the merger represents, and the promise of this exceptional new enterprise.

Warm regards,

Archie

[Press release omitted]


_____________________________________________________________________________

Set forth below is the text of an e-mail communication to employees of Conoco Inc. delivered on November 18, 2001:

Subject Line: Conoco and Phillips Agree to Merger of Equals

To:   Conoco Leaders

From: Archie Dunham

I want you to be the first in Conoco to know that just minutes ago we announced that Conoco and Phillips Petroleum Company will merge, creating the third-largest U.S. energy company based on market capitalization and oil and natural gas reserves and production, with an enterprise value of $53.5 billion.

The new company -- named ConocoPhillips -- will be headquartered in Houston at Conoco's current location. I will serve as Chairman of ConocoPhillips, and Jim Mulva, Phillips' current Chairman and CEO, will be President and CEO of the combined company.

Under the terms of the agreement, Conoco shareholders will receive 0.4677 shares of new ConocoPhillips common stock for each share of Conoco stock they own, and Phillips shareholders will receive one share of ConocoPhillips common stock for each share of Phillips stock they own.

There are many advantages to this merger of equals, but the No. 1 reason we are combining our companies is to significantly increase shareholder value.

The merger -- which is expected to be completed in the second half of 2002 following shareholder and customary regulatory approvals -- will bring our combined daily production to 1.7 million barrels of oil equivalent (BOE) and oil and natural gas reserves to 8.7 billion BOE, making ConocoPhillips the sixth-largest global company in terms of reserves. In Downstream, the combined entity will have 2.6 million barrels per day of refining capacity, making us the fifth-largest global refiner. The merger also significantly strengthens our marketing operations. Strategically, the combination is an excellent fit for both companies, providing world-class positions in four core areas -- North America, Northwestern Europe, Northern South America and Asia Pacific -- and future growth opportunities in the Middle East, the Caspian Sea, West Africa and Russia.

The merger is expected to achieve annual cost savings of approximately $750 million (U.S.) through more efficient exploration, production and downstream activities, and the elimination of duplicate corporate and administrative positions, programs and operating offices. While there will be work force reductions, we're committed to accomplish as much of this as possible through redeployment, attrition and reduced hiring.

A Transition Team will begin work immediately to ensure integration occurs quickly and smoothly. The team will be led by Phil Frederickson, Conoco's Senior Vice President for Corporate Strategy and Business Development, and John Lowe, Phillips' Senior Vice President for Corporate Strategy and Development.

As leaders of Conoco, I hope you share my enthusiasm about this exciting step. It's important that you discuss the transaction with your employees, and below you will find the news release; my e-mail to employees, which will be sent in just a few minutes; and a Q&A that will be posted on the Pathfinder Intranet site, which can be accessed by clicking this link: http://pathfinder.conoco.net/. I have also addressed some of the issues surrounding the merger in a video message to employees that will be posted momentarily on Pathfinder.

I know there will be concerns, especially about work force reductions. But I hope you will stress -- as I will -- that we are committed to minimizing reductions as much as possible. In addition, some of you, especially site and country leaders, will need to communicate with external stakeholders, such as customers, partners, community leaders and others who have an interest in Conoco.

Clearly, this is a major achievement and a significant growth opportunity for Conoco. As you communicate with employees, customers, partners and others, I hope you will convey the enormous potential this merger represents, as well as the optimism and excitement that comes with having a truly unlimited future.

Warm regards,

Archie

[Press release omitted]

_____________________________________________________________________________

Set forth below is the transcript of a video presentation by Archie W. Dunham, Conoco Inc. Chairman, President and CEO, made available to employees:

Good morning... afternoon... or evening.

By now, I hope you've had an opportunity to read the e-mail I sent to our employees and contractors on Sunday.

It announced a monumental step in our history - the merger of Conoco and Phillips Petroleum Company.

ConocoPhillips will become the third-largest U.S.-based energy company based on market capitalization and oil and natural gas reserves and production.

The merger will provide significant near and long-term growth opportunities for Conoco. In Upstream, we'll achieve major increases in reserves and production, strengthening our portfolio of legacy assets. In Downstream, the company will have a global presence in refining and marketing, with 2.6 million barrels per day of refining capacity - making us one of the largest refiners in the United States and the fifth-largest globally.

The details of the merger can be found on the Pathfinder Intranet site, where the news release and my e-mail to employees are posted. But the reason I wanted to talk with you "face to face" - so to speak - is to discuss why I believe this is a great opportunity for Conoco, and to address some questions you may have.

First, there's the most basic question - why did Conoco and Phillips decide to merge? The reason is simple. By combining our companies we can create significant additional value for our shareholders and accelerate our growth.

The merger will give ConocoPhillips the scale and scope to be a powerful, long-term competitor. But the merger isn't simply about getting bigger. It's an opportunity to combine two outstanding portfolios that are very complementary. ConocoPhillips will have a world-class position in four core areas - North America, Northwestern Europe, Northern South America and Asia Pacific. We'll also have a much broader platform for future growth opportunities in the Middle East, the Caspian Sea, West Africa and Russia.

The complementary nature of our operations - and the efficiencies that will be achieved by combining them -- was a strong argument for merging Conoco and Phillips. But it wasn't the only reason.

Financially, the merger is expected to be accretive to earnings and cash flow per share of each company, as we achieve approximately $750 million in annual cost savings. As a combined company, we'll spend capital more efficiently by pursuing only the very best opportunities of both companies.

The merger will also improve the quality of earnings, since we'll have a more diversified portfolio. In addition, the merger substantially increases our presence in more politically stable regions of the world, such as North America and Western Europe - a benefit that has become even more important in light of recent world events.

Finally, the merger joins two highly respected technology-leading companies - a key advantage in a technology-driven industry.

From a business point of view, the merger of Conoco and Phillips makes a lot of sense. But when you take a step this important, other factors are also key.

A merger is a lot like a marriage - to be successful, you must have the right partner - one that shares your values and priorities - and we've certainly found that in Phillips. The two companies have similar corporate cultures and we share the same core values.

For all these reasons, I''m convinced that the merger is the best long-term value-creation transaction for our shareholders - and the best long-term career opportunity for our employees.

Now, let me address some concerns. As I said in my e-mail, combining Conoco and Phillips means there will be some duplication of effort - so there will be work force reductions. But Jim Mulva, CEO of Phillips, and I are committed to minimizing these reductions - accomplishing as much as possible through redeployment, attrition and reduced hiring.

I also want to stress that as a diverse, much larger global company, ConocoPhillips will be in a position to offer even greater career development opportunities to employees worldwide. Conoco has always been committed to being a great place to work - and that won't change as we join with Phillips.

Now, I'd like to talk briefly about the merger process, and what we can expect. Beginning immediately, the senior management of Conoco and Phillips will be meeting with major investors, analysts and others in the financial community to share information about the merger and how it will benefit both companies' shareholders. This "road show" will continue for several days.

Over the next few months, government regulators will closely examine all aspects of the merger. The shareholders of both companies, as well as regulators, must approve the transaction before it's finally consummated. If all goes well, we anticipate the merger to be completed in the second half of 2002.

To ensure that the merger process and the integration of the companies goes smoothly, we've named two leaders of the Transition Team. They are Phil Frederickson, Conoco's Senior Vice President for Corporate Strategy and Business Development, and John Lowe, Phillips' Senior Vice President for Corporate Strategy and Development. Both Phil and John were instrumental in negotiating the merger documents - and they will play a pivotal role in making the merger a success.

As we embark on this new journey, I know you will have questions - questions about employee compensation and benefits - questions about organizational structure and how the combined company will operate - questions about how the merger will affect you, individually.

At this early stage, many of those questions can't yet be answered. But I promise you this -- as we go through the merger process, we will communicate openly - honestly - and often.

We'll continue to provide the latest information about the merger through e-mail and on the Intranet. I hope you'll visit the Pathfinder site to track our progress. The site includes a merger Q&A and "Answerline," which enables employees to submit questions and view the responses online.

But nothing is more important than face-to-face communication - so I encourage supervisors and employees to discuss the opportunities, as well as the challenges, this important step represents. Our external stakeholders - including customers, partners, community leaders and others -- also will have questions. As you talk with them, I hope you will convey the enormous potential the merger represents.

As everyone becomes more familiar with the benefits of the merger, I believe we will begin to envision a brand new future - one of unlimited opportunity.

I'm excited about the enormous potential this merger of equals creates. I've delayed my retirement until 2004 to be the Chairman of the new ConocoPhillips. I'm convinced that we've now catapulted Conoco into the major leagues of global energy companies.

We will no longer be "punching above our weight," as some analysts have depicted us. In the future, we'll stand toe-to-toe with the largest energy companies in the world, and well continue to "Think Big and Move Fast" as we pursue the magnificent future that's ahead of us.

May God bless this endeavor.


_____________________________________________________________________________

Set forth below is the text of an e-mail communication to certain employees of Conoco Inc. delivered on November 19, 2001:


To:   Downstream Colleagues

From: Jim Nokes

By now, I hope you have all read the news release and employee communications that were provided yesterday, when Conoco and Phillips announced that the companies will combine in a "merger of equals."

For both companies, this is an extraordinary step. We are combining proven and experienced management teams, outstanding work forces, world-class assets, and cutting-edge technical and financial expertise. We'll also maintain "strategic flexibility," which means we'll be large enough to compete globally, yet remain agile enough to seize opportunities quickly - the best of both worlds.

For the downstream business, I can't think of a better merger partner than Phillips, which has always been a respected company and a premier brand. With the recent acquisition of Tosco Corporation, Phillips significantly improved its downstream position. Phillips now owns 10 U.S. refinery systems with a combined capacity of 1.7 million barrels per day, and a 75,000 barrels-per-day refinery in Ireland. The company markets its products in the U.S. using several well-recognized brands, including Phillips 66, '76 and Circle K.

By combining our downstream assets, ConocoPhillips is creating a strong refining and marketing competitor -- both in North America and internationally. ConocoPhillips will be the fifth-largest global refiner. Together, we'll operate or have equity interests in 19 refineries in the United States, the U.K., Ireland, Germany, the Czech Republic and Malaysia, with a refining capacity of 2.6 million barrels a day. We'll also have a strong marketing presence in the United States.

Beyond the facts and figures, the merger will enable us to further optimize downstream, while pursuing focused expansion in high-growth markets. In the U.S., we'll have the size and complexity to compete even more effectively, allowing us to fully capitalize on positive market cycles and our greater geographic diversity. We'll also have access to cost-advantaged feedstocks, and there is the potential for even greater synergies with the upstream business. Internationally, ConocoPhillips will be a top-rated international refiner, with high-conversion capacity.

I think it's clear, the merger of Conoco and Phillips will open new doors of opportunity for the downstream business. It will build on our strengths, and help us overcome the challenges of a highly competitive industry. As we embark on this exciting chapter in our history, I hope everyone in downstream will be open to new ideas, while continuing to hold fast to the values that guide our business -- operating safely and with respect for the environment and each other.

Jim

ADDITIONAL INFORMATION

In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com.

Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This message contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this message include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


_____________________________________________________________________________

Set forth below is the text of an e-mail communication to certain employees of Conoco Inc. delivered on November 19, 2001:

To:   Upstream Colleagues

From: Rob McKee

I'm sure by now you've all read or heard about Conoco's very exciting "merger of equals" with Phillips. The respective management teams and Boards of both companies believe this is the right thing to do at this time because it creates significantly more value for the shareholders of each company than could be provided on a stand-alone basis. The strengths of the two companies will result in an outstanding business combination -- both in upstream and in downstream.

The overall strategic fit of the two companies is excellent. The merger strengthens all of Conoco's core areas -- North America and Northern South America in particular, given Phillips' significant U.S. downstream presence, its Alaskan upstream position, its Hamaca heavy oil production and upgrading operations in Venezuela, and its Lower 48 gas production and processing capability. And, by combining Conoco's position in Dubai, Syria and Saudi Arabia's Core Venture 3 with Phillips' involvement in Core Venture 1 and the other Middle Eastern and Caspian opportunities we both have, the region becomes a strong candidate for a fifth core area.

Individually, both upstream organizations are very strong, with excellent assets and growth opportunities. But, by combining the two asset portfolios and the distinctive strengths of each organization, we have a unique opportunity to take our performance to the next level and to ensure its strength and longevity.

In the Caspian Sea, for example, Conoco has an interest in the Zafar Mashal exploration prospect, which has the potential to hold more than a billion barrels of oil equivalent, while Phillips has an interest in the multi-billion barrel Kashagan oil discovery in the northern Caspian. And in the North Sea, the combination will make us the fifth-largest producer of oil and gas. The merger also will expand our scope in Asia Pacific by combining Phillips' operations in China and the Timor Sea with our holdings in Vietnam, Indonesia, Malaysia and Cambodia. And, of course, the new company will be the No. 1 producer and acreage holder in Alaska.

In 2000, the two upstream organizations generated a combined $19 billion in revenue and $3.8 billion in earnings. Combined daily crude and natural gas production was more than 1.3 million barrels of oil equivalent, and total proved reserves at year-end were nearly 7.7 billion barrels. Combined reserves are estimated at 8.7 billion barrels of oil equivalent, and daily production will be up more than 20 percent versus last year. This will help make the combined entity the third-largest integrated U.S. energy company.

The merger also will improve our cost structure and, consequently, our overall financial performance. We expect to achieve synergies of approximately $750 million annually and will have a much more diverse earnings stream with Phillips' chemicals business added to our oil and gas businesses.

Going forward, a goal of the combined entity will be to ensure that it is more efficient than the two companies were separately. As we move to eliminate redundancies in management, operating and administrative areas, there necessarily will be some degree of work force reduction, but this will be managed as much as possible through redeploying people to other roles, accommodating employees interests, normal attrition and reduced hiring.

I know many of you have concerns about how this strategic move will affect you personally. There are many yet unanswered questions, and it will be the second half of 2002 before all the necessary approvals are received and the actual merger takes place. In the meantime, I assure you that we will communicate with you whenever decisions are made and information becomes available.

The next several months will be exciting - and very busy -- for us all. Please join me in doing everything possible to make this merger of two great companies a complete success.

Rob

ADDITIONAL INFORMATION

In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com.

Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This message contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this message include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.